UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.  20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Western Wireless Corporation

(Name of Issuer)

Class A Common Stock, no par value per share

(Title of Class of Securities)

95988E204

(CUSIP Number)

ALLTEL Corporation

Francis X. Frantz

Executive Vice President and Secretary

One Allied Drive

Little Rock, Arkansas 72202

Telephone: (501) 905-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 9, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ALLTEL Corporation (I.R.S. Employer Identification Number 34-0868285)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER None
	8.	SHARED VOTING POWER 12,085,006*
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,085,006*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.14%*

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* See discussion in Items 4 and 5 of this Schedule 13D.

14.	TYPE OF REPORTING PERSON CO

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 1. Security and Issuer.

This Statement on Schedule 13D (this "Statement") relates to the shares of Class A Common Stock, no par value per share (the "Class A Common Stock"), of Western Wireless Corporation, a Washington corporation ("Western Wireless"). The principal executive offices of Western Wireless are located at 3650 131st Avenue S.E., Bellevue, Washington 98006.

Item 2. Identity and Background.

(a) - (c), (f) This Statement is filed by ALLTEL Corporation, a Delaware corporation ("ALLTEL"). ALLTEL's principal business address is One Allied Drive, Little Rock, Arkansas 72202. ALLTEL is a customer-focused communications company providing wireless, local telephone, long-distance, Internet and high-speed data services to residential and business customers.

The (i) name, (ii) business address, (iii) present principal occupation or employment, (iv) name, principal business and address of any corporation or other organization in which such employment is conducted, and (v) citizenship of each director and executive officer of ALLTEL are set forth on Schedule I hereto and incorporated herein by reference.

(d) - (e) During the last five years, neither ALLTEL, nor, to ALLTEL's knowledge, any of the individuals referred to in Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As an inducement for ALLTEL to enter into an Agreement and Plan of Merger, dated January 9, 2005 (the "Merger Agreement") with Western Wireless, and in consideration thereof, John W. Stanton, the Chairman and Chief Executive Officer of Western Wireless, and Theresa E. Gillespie, Vice Chair of Western Wireless, and certain of their affiliated entities (collectively, the "Shareholders") entered into a Voting Agreement, dated as of January 9, 2005 (the "Voting Agreement"). ALLTEL did not pay additional consideration to the Shareholders in connection with the execution and delivery of the Voting Agreement. Copies of the Merger Agreement and the Voting Agreement are filed as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

Item 4. Purpose of Transaction.

As stated above, the Voting Agreement was entered into as an inducement for, and in consideration of, ALLTEL entering into the Merger Agreement. Subject to the terms and conditions thereof, the Merger Agreement provides for the merger (the "Merger") of Western Wireless with and into a wholly-owned subsidiary of ALLTEL ("Merger Sub"). At the effective time of the Merger, each outstanding share of Class A Common Stock and each outstanding share of Class B Common Stock, no par value per share ("Class B Common Stock", and together with the Class A Common Stock, the "Western Common Stock") will be exchanged for 0.535 shares of ALLTEL Common Stock and $9.25 in cash unless the shareholder makes an all-cash or all-stock election. Western Wireless shareholders making an all-stock or all-cash election may be subject to proration depending on the number of shareholders making such elections.

The Merger is subject to the approval of Western Wireless shareholders. In addition, the Merger is subject to expiration or earlier termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act, the receipt of certain required consents from the Federal Communications Commission and foreign competition authorities, as well as other customary closing conditions.

Pursuant to the Voting Agreement entered into in connection with the Merger Agreement, the Shareholders, which collectively own 12,085,0061 shares of Class A Common Stock, which represents approximately 12.14%2 of the shares of Class A

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1 Consists of (i) 869,880 shares of Class A Common Stock and 1,686,069 shares of Class B Common Stock held of record by PN Cellular, Inc. ("PN Cellular"), which is substantially owned and controlled by Mr. Stanton and Ms. Gillespie; (ii) 576,859 shares of Class A Common Stock and 1,274,519 shares of Class B Common Stock held of record by Stanton Communications Corporation ("SCC"), which is substantially owned and controlled by Mr. Stanton and Ms. Gillespie; (iii) 4,420,919 shares of Class A Common Stock and 3,025,668 shares of Class B Common Stock held by Mr. Stanton and Ms. Gillespie as joint tenants; (iv) 64,437 shares of Class B Common Stock held of record by The Stanton Family Trust; and (v) an aggregate of 166,655 shares of Class A Common Stock issuable upon exercise of stock options granted to Mr. Stanton or Ms. Gillespie, which are exercisable within 60 days of the date of this Statement. Mr. Stanton and Ms. Gillespie are married and share voting and investment power with respect to the shares jointly held by them, as well as the shares held of record by PN Cellular, SCC and The Stanton Family Trust. Other than with respect to voting rights and conversion, the Class A Common Stock and Class B Common Stock have identical rights. The Class A Common Stock has one vote per share and the Class B Common Stock has ten votes per share. By virtue of their ownership of Class A Common Stock and Class B Common Stock of Western Wireless, in the amounts described above and in note 2 below, the Shareholders hold shares representing approximately 41.4% of the voting power of Western Wireless. Shares of Class B Common Stock generally convert automatically into shares of Class A Common Stock on a share-for-share basis immediately upon any transfer of the Class B Common Stock other than a transfer from an original holder of Class B Common Stock to certain affiliates of such holder. Class B Common Stock also is convertible into shares of Class A Common Stock on a share-for-share basis at any time at the option of the holder. The Class B Common Stock, by its terms, does not expire.

2 The share ownership percentages described in this Schedule are based on 99,517,589 shares of Class A Common Stock deemed to be outstanding as of December 31, 2004 which includes (1) 93,300,241 shares of Class A Common Stock actually issued and outstanding as of such date, (2) an aggregate of 166,655 shares of Class A Common Stock issuable upon exercise of stock options granted to Mr. Stanton or Ms. Gillespie and

Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1) and approximately 41.4% of the voting power of Western Wireless, have agreed to vote (or cause to be voted) their shares of Western Common Stock (i) in favor of the approval of the Merger Agreement and (ii) against any alternative proposal for (x) the acquisition of Western Wireless by merger or other business combination, (y) an acquisition by any person of 20% or more of the assets of Western Wireless and its subsidiaries, taken as a whole or (z) an acquisition by any person of 20% or more of the outstanding Western Common Stock. In addition, the Shareholders cannot sell, transfer, convert or otherwise dispose of the shares subject to the Voting Agreement, if such sale, transfer, conversion or disposition would result in the Shareholders' inability to vote such shares as required pursuant to the terms of the Voting Agreement.

The Shareholders may vote the shares subject to the Voting Agreement on all other matters. The Voting Agreement terminates (i) upon the earlier of (A) the approval and adoption of the Merger Agreement by Western Wireless shareholders, (B) the failure of the shareholders of Western Wireless to approve the Merger Agreement at the meeting of Western Wireless shareholders held for such purpose, and (C) the termination of the Merger Agreement, or (ii) at any time upon notice by ALLTEL to the Shareholders.

The purpose of the Voting Agreement is to enable ALLTEL and Western Wireless to consummate the transactions contemplated by the Merger Agreement.

Upon the consummation of the Merger, the managers of Merger Sub immediately prior to the effective time of the Merger will be the initial managers of the surviving company, until their respective successors are duly elected and qualified. Upon consummation of the Merger, the officers of Merger Sub immediately prior to the effective time of the Merger will be the initial officers of the surviving company, until their respective successors are duly appointed.

At the effective time of the Merger, the certificate of formation of Merger Sub, as in effect immediately prior to the effective time of the Merger, shall be the certificate of formation of the surviving company until thereafter changed or amended as provided by the Washington Limited Liability Company Act ("WLLCA") or therein, except that as of the effective time of the Merger, paragraph 1 of the certificate of formation of the surviving company shall be amended to reflect the name of Western Wireless (or a variation thereof) as the name of the surviving company.

At the effective time of the Merger, the limited liability company agreement of Merger Sub, as in effect immediately prior to the effective time of the Merger, shall become the limited liability company agreement of the surviving company, until thereafter changed or amended as provided by the WLLCA, the certificate of formation of the surviving company and such limited liability company agreement.

If the Merger is consummated as planned, ALLTEL anticipates that Western Wireless will become a wholly-owned subsidiary of ALLTEL and that ALLTEL will seek

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(3) 6,050,693 shares of Class A Common Stock issuable upon the conversion of the same number of shares of Class B Common Stock that is subject to the Voting Agreement.

to cause the Class A Common Stock to be deregistered under the Exchange Act and the Securities Act of 1933, as amended, and delisted from the Nasdaq National Market.

Except as set forth in this Item 4, neither ALLTEL nor, to ALLTEL's knowledge, any of the individuals referred to in Schedule I, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D (although ALLTEL reserves the right to develop such plans).

The foregoing summary of certain provisions of the Merger Agreement and the Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

Item 5. Interest in Securities of the Issuer.

(a)-(b) As of the filing date of this Schedule 13D, as a result of the Voting Agreement, ALLTEL may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) shared power to vote or direct the vote of 12,085,0063 shares of Class A Common Stock, which represents approximately 12.14%4 of the shares of Class A Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1).

ALLTEL is not entitled to any rights of a shareholder of Western Wireless. ALLTEL does not have (i) sole power to vote or direct the vote or (ii) sole or shared power to dispose or direct the disposition of Class A Common Stock. ALLTEL expressly disclaims any beneficial ownership of any of the Class A Common Stock under the Voting Agreement. Other than as set forth above, neither ALLTEL nor any subsidiary of ALLTEL, nor, to ALLTEL's knowledge, any of the individuals referred to in Schedule I, beneficially owns any Class A Common Stock as to which it has the sole or shared power to vote or to direct the vote or has the sole or shared power to dispose or to direct the disposition of such shares.

(c) Except as set forth or incorporated herein, neither ALLTEL nor, to ALLTEL's knowledge, any of the individuals referred to in Schedule I, has effected any transaction in Class A Common Stock during the past 60 days.

(d) Not applicable

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the Merger Agreement and the Voting Agreement, to the knowledge of ALLTEL, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and Schedule I or between such persons and any other person with respect to the securities of Western

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3 See footnote 1 above.

4 See footnote 2 above.

Wireless, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits.

99.1.

Agreement and Plan of Merger, dated January 9, 2005, by and among ALLTEL Corporation, a Delaware corporation, Wigeon Acquisition LLC, a Washington limited liability company and wholly-owned subsidiary of ALLTEL, and Western Wireless Corporation, a Washington corporation (incorporated herein by reference to Exhibit 2 to the Current Report on Form 8-K filed by ALLTEL Corporation on January 11, 2005).

99.2.	Voting Agreement, dated January 9, 2005, by and between ALLTEL Corporation, a Delaware corporation, and the Shareholders listed therein (incorporated herein by reference to Exhibit 10 to the Current Report on Form 8-K filed by ALLTEL Corporation on January 11, 2005).

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2005

ALLTEL CORPORATION

By: /s/ Francis X. Frantz
Name: Francis X. Frantz
Title: Executive Vice President and Secretary

SCHEDULE I

Set forth below is a list of each executive officer and director of ALLTEL Corporation setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. The persons named below are citizens of the United States.

DIRECTORS
Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization in which Employed (if different from address provided in Column 1)
John R. Belk Belk, Inc. 2801 West Tyvola Charlotte, NC 28217-4500	President and Chief Operations Officer of Belk, Inc. (department store retailer)
William H. Crown CC Industries, Inc. 222 North LaSalle St., Ste. 1000 Chicago, IL 60601	President and Chief Executive Officer of CC Industries, Inc. (diversified investment company); Vice President of Henry Crown and Company (diversified investment company); Vice President of Dane Acquisition Corp. and General Partner of Great Dane Limited Partnership (semi-truck trailers and accessories manufacturer)
Joe T. Ford ALLTEL Corporation P.O. Box 2177 (72203) One Allied Drive Little Rock, AR 72202	Chairman of the Board of ALLTEL
Scott T. Ford ALLTEL Corporation P.O. Box 2177 (72203) One Allied Drive Little Rock, AR 72202	President and Chief Executive Officer of ALLTEL
Dennis E. Foster	Principal of Foster

600 The Grange Lane Lexington, KY 40511	Thoroughbred Investments (thoroughbred horse farm)
Lawrence L. Gellerstedt, III The Gellerstedt Group 245 Peachtree Center Avenue, Ste. 2450 Atlanta, GA 30303	Chairman and Chief Executive Officer of The Gellerstedt Group (real estate investment firm and construction and property management services provider)
Emon A. Mahony, Jr. Mahoney Law Firm 106 West Main Street, Ste. 406 El Dorado, AR 71730	Chairman of the Board of Arkansas Oklahoma Gas Corporation (natural gas company); Vice President and Secretary of Mahony Corporation (family investment company); Managing Partner in EAM Company, LLC (family investment company)	Arkansas Oklahoma Gas Corporation P.O. Box 17004 115 North 12th Street Fort Smith, AR 72917
John P. McConnell Worthington Industries, Inc. 200 Old Wilson Bridge Road Columbus, OH 43085	Chairman and Chief Executive Officer of Worthington Industries, Inc. (metal processor and manufacturer)
Josie C. Natori The Natori Company 40 East 34th Street New York, NY 10016	President and Chief Executive Officer of The Natori Company (upscale fashion house)
Gregory W. Penske Penske Automotive Group Inc. 3534 North Peck Road El Monte, CA 91731	President of Penske Automotive Group Inc. (car dealership operator)
Frank E. Reed 716 West Mount Airy Avenue Philadelphia, PA 19119	Retired
Warren A. Stephens Stephens Inc. 111 Center Street Little Rock, AR 72201	Chairman of the Board, President, and Chief Executive Officer of Stephens Inc. (investment banking firm)
Ronald Townsend 13440 Ellsworth Lane	Communications Consultant (self-employed)

Jacksonville, FL 32225

EXECUTIVE OFFICERS* (who are not Directors)
Name	Present Principal Occupation
Kevin L. Beebe	Group President - Operations
Jeffrey H. Fox	Group President - Shared Services
Francis X. Frantz	Executive Vice President - External Affairs, General Counsel and Secretary
Jeffery R. Gardner	Executive Vice President - Chief Financial Officer
Keith A. Kostuch	Senior Vice President - Strategy and Sourcing
C.J. Duvall Jr.	Executive Vice President - Human Resources
Sharilyn S. Gasaway	Controller
Scott H. Settelmyer	Treasurer

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* Each executive officer's present principal occupation is with ALLTEL Corporation. The business address of each executive officer is ALLTEL Corporation, P.O. Box 2177 (72203), One Allied Drive, Little Rock, Arkansas 72202.

INDEX TO EXHIBITS

Exhibit Number	Document
99.1.

Agreement and Plan of Merger, dated January 9, 2005, by and among ALLTEL Corporation, a Delaware corporation, Wigeon Acquisition LLC, a Washington limited liability company and wholly-owned subsidiary of ALLTEL, and Western Wireless Corporation, a Washington corporation (incorporated herein by reference to Exhibit 2 to the Current Report on Form 8-K filed by ALLTEL Corporation on January 11, 2005).

99.2.	Voting Agreement, dated January 9, 2005, by and between ALLTEL Corporation, a Delaware corporation, and the Shareholders listed therein (incorporated herein by reference to Exhibit 10 to the Current Report on Form 8-K filed by ALLTEL Corporation on January 11, 2005).